F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

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1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Brobjorg                 John       N.                                07/2002               Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer       Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

15510 Wright Brothers Drive                                                             Vice President & Corporate Controller
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     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Addison                  TX             75001                            (Month/Year)         Line)
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     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price

Common Stock                                07/01/02                      J (1)             6,720          A    $0.75
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                07/01/02                      J (2)            16,007          A    $0.55
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

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5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)


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    79,301                                      I                                        By IRA
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Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

7% Senior Secured Convertible Notes              $1.40                   7/01/02                    D(3)   V
------------------------------------------     --------------------    ----------------          ---------------------------
7% Senior Secured Convertible Notes              $0.75                   7/01/02                    A(3)   V
------------------------------------------     --------------------    ----------------          ---------------------------

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5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

                     $252,000                11/29/00      11/28/04             Common Stock         180,000
-----------------  -----------------        ------------  -------------         --------------    --------------------------
$252,000                                     11/29/00      11/28/04             Common Stock         336,000
-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

    (3)                       -0-
-----------------------    -----------------------------------    --------------------------  ------------------------------
    (3)                      $252,000                                   I                       By IRA
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Explanation of Responses:

(1)  Received as consideration for the extension of an obligation of the Issuer.
(2) Represents interest paid on Probex Fluids Recovery, Inc.'s, a wholly-owned subsidiary of the Issuer, 7% Senior Secured Convertible Notes due November
     2004 (the "Note") in the form of the Issuer's common stock.
(3) The reported transactions involved the application of ratchet pricing provisions contained in the Note, as amended, originally issued on November
     29, 2000, which automatically reduces the conversion price of the Note upon the occurrence of certain events. As a result, the transaction is reflected on this Form 4 as a cancellation of the original Note issued on November
     29, 2000, and the issuance of a replacement Note with the adjusted conversion price.


                                                                                 /s/ John N. Brobjorg               08/12/02
**Intentional misstatements or omissions of facts constitute Federal            --------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


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